

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 14, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of SANDBRIDGE ACQUISITION CORPORATION, under the Exchange Act of 1934.

- Units, each consisting of one share of Class A Common Stock, $0.0001 par value, and one-half of one redeemable Warrant

- Class A Common Stock, par value $0.0001 per share

- Redeemable Warrants, each whole Warrant exercisable for one share of Class A Common Stock, each at an exercise price of $11.50 per share

Sincerely,